Webull Corporation
200 Carillon Parkway
St. Petersburg, FL 33716

March 6, 2025

VIA EDGAR

Ms. Kate Tillan
Mr. Mark Brunhofer
Ms. Sonia Bednarowski
Mr. J. Nolan McWilliams

Securities and Exchange Commission
Office of Crypto Assets
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Webull Corporation (CIK No. 0001866364) Request for Acceleration of Effectiveness of Registration Statement on Form F-4 File No. 333-283635

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Webull Corporation (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on March 10, 2025, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, requests by telephone that such Registration Statement be declared effective.

Please contact Christian Nagler, special counsel to the Company, at (212) 446-4660 as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,
Webull Corporation

/s/ Anquan Wang
Anquan Wang
Chief Executive Officer

cc:	H. C. Wang, Chief Financial Officer, Webull Corporation
Benjamin James, Esq., General Counsel, Webull Corporation
Richard Chin, Chief Executive Officer, SK Growth Opportunities Corporation
Derek Jensen, Chief Financial Officer, SK Growth Opportunities Corporation
Robert G. Day, Esq., Wilson Sonsini Goodrich & Rosati
Ethan Lutske, Esq., Wilson Sonsini Goodrich & Rosati
Lianna C. Whittleton, Esq., Wilson Sonsini Goodrich & Rosati